Av. Industrial 675 Lima-Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

04024026

**Exemption pursuant to Rule 12g3-2(b) 82-4567**

**<u>Submission of: Other information</u>**

PROCESSED
APR 06 2004
THOMSON FINANCIAL

SUPPL

Lima, March 26th, 2004

SEC MAIL PROCESSING
RECEIVED
MAR 29 2004
WASH. D.C. 181 SECTION

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

According to what has been established by Conasev's Resolution N° 141-98-EF/94.10 regarding the Financial Preparation and Presentation, we are pleased to enclose our consolidated financial statements and our consolidated audited financial statements as of December 31st, 2003.

Sincerely yours,

Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

dlw 4/5

## DATOS GENERALES DE LA EMPRESA

| | Llenar los datos: | Consideraciones |
|---|---|---|
| RPJ : | B60001 | Ingresar a 6 digitos |
| Ejercicio: | 2003 | Ingresar 4 digitos como maximo |
| Tipo de Informacion: | AC | Si es Anual Individual ingresar AI,<br>si es Anual Consolidada ingresar AC |
| Denominacion de la empresa: | **FERREYROS S.A.A. Y SUBSIDIARIAS** | Ingresar con letras MAYUSCULAS |
| CIIU : | 5150 | Ingresar 4 digitos como maximo |
| E-mail 1 : | [illegible] | Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo:<br>mvnet@conasev.gob.pe |
| E-mail 2 : | [illegible] | Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo:<br>mvnet@conasev.gob.pe |
| Pagina Web : | www.ferreyros.com.pe | Ejemplo:<br>www.conasev.gob.pe |
| Factor de Reexpresion del Balance General: | 1020 | Ingresar el dato a 3 decimales sin considerar el punto decimal.<br>Ejemplo: si se quiere ingresar 1.230 se digitará: 1230 |
| Moneda | Nuevos Soles | Elegir la moneda |
| E. de Flujos de Efectivo | Método Directo | Señalar que método utilizó para preparar el Estado de Flujos de Efectivo |

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

**FERREYROS S.A.A. Y SUBSIDIARIAS**
**Balance General**
**Al 31 de Diciembre de 2003 y 2002**
**(En miles de nuevos soles)**

| Codigo | Activo | Notas | 2003 | 2002 |
|---|---|---|---|---|
| | **Activo Corriente** | | | |
| 1D0101 | Caja y Bancos | | 41,413 | 37,084 |
| 1D0102 | Valores Negociables (neto de provisión acumulada) | | 0 | 0 |
| 1D0103 | Cuentas por Cobrar Comerciales (neto de provisión acumulada) | | 75,176 | 63,136 |
| 1D0104 | Cuentas por Cobrar a Vinculadas | | 0 | 0 |
| 1D0105 | Otras Cuentas por Cobrar (neto de provisión acumulada) | | 74,224 | 41,411 |
| 1D0106 | Existencias (neto de provisión acumulada) | | 226,995 | 271,823 |
| 1D0108 | Activos por Instrumentos Financieros Derivados | | 0 | 0 |
| 1D0107 | Gastos Pagados por Anticipado | | 2,946 | 4,922 |
| 1D01ST | **Total Activo Corriente** | | 420,754 | 418,376 |
| | **Activo No Corriente** | | | |
| 1D0201 | Cuentas por cobrar comerciales a largo plazo | | 44,409 | 27,380 |
| 1D0202 | *Cuentas por Cobrar a Vinculadas a Largo Plazo* | | 0 | 0 |
| 1D0203 | Otras Cuentas por Cobrar a Largo Plazo | | 0 | 0 |
| 1D0209 | Existencias | | 0 | 0 |
| 1D0204 | *Inversiones Permanentes (neto de provisión acumulada)* | | 43,769 | 42,059 |
| 1D0210 | Activos por Instrumentos Financieros Derivados | | 0 | 0 |
| 1D0211 | Inversiones en Inmuebles | | 0 | 0 |
| 1D0205 | Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada) | | 262,475 | 277,263 |
| 1D0206 | Activos Intangibles (neto de amortización y desvalorización acumulada) | | 0 | 0 |
| 1D0207 | *Impuesto a la Renta y Participaciones Diferidos Activo* | | 5,544 | 3,731 |
| 1D0212 | Crédito Mercantil | | 0 | 0 |
| 1D0208 | Otros Activos | | 710 | 18,423 |
| 1D02ST | **Total Activo No Corriente** | | 356,907 | 368,856 |
| 1D020T | **TOTAL ACTIVO** | | 777,661 | 787,232 |

| Pasivo y Patrimonio | Notas | 2003 | 2002 | Codigo |
|---|---|---|---|---|
| **Pasivo Corriente** | | | | |
| Sobregiros Bancarios | | 359 | 708 | 1D0306 |
| Préstamos Bancarios | | 29,036 | 28,075 | 1D0307 |
| Cuentas por Pagar Comerciales | | 199,324 | 211,441 | 1D0302 |
| Cuentas por Pagar a Vinculadas | | 0 | 0 | 1D0303 |
| Otras Cuentas por Pagar | | 38,161 | 34,879 | 1D0304 |
| Parte Corriente de las Deudas a Largo Plazo | | 19,927 | 44,443 | 1D0305 |
| *Pasivos por Instrumentos Financieros Derivados* | | 0 | 0 | 1D0308 |
| **Total Pasivo Corriente** | | 286,807 | 319,546 | 1D03ST |
| ***Pasivo No Corriente*** | | | | |
| Deudas a largo plazo | | 224,204 | 218,029 | 1D0401 |
| Cuentas por pagar a vinculadas | | 0 | 0 | 1D0402 |
| Pasivos por Instrumentos Financieros Derivados | | 0 | 0 | 1D0405 |
| Ingresos Diferidos (netos) | | 4,588 | 5,774 | 1D0403 |
| Impuesto a la Renta y Particip.Diferidos Pasivo | | 0 | 0 | 1D0404 |
| **Total Pasivo No Corriente** | | 228,792 | 223,803 | 1D04ST |
| **Total Pasivo** | | 515,599 | 543,349 | 1D040T |
| Contingencias | | | | 1D0501 |
| Interés minoritario | | 0 | 0 | 1D0502 |
| **Patrimonio Neto** | | | | |
| Capital | | 230,010 | 184,683 | 1D0701 |
| Capital adicional | | 0 | 41,434 | 1D0702 |
| Acciones de Inversión | | 0 | 0 | 1D0703 |
| Resultados no realizados | | 0 | 0 | 1D0708 |
| Excedente de Revaluación | | 10,416 | 11,766 | 1D0704 |
| Reservas Legales | | 4,946 | 3,864 | 1D0705 |
| Otras Reservas | | 0 | 0 | 1D0706 |
| Resultados Acumulados | | 16,690 | 2,136 | 1D0707 |
| Efecto acumulado por reexpresión a moneda extranjera | | 0 | 0 | 1D0709 |
| **Total Patrimonio Neto** | | 262,062 | 243,883 | 1D07ST |
| **TOTAL PASIVO Y PATRIMONIO NETO** | | 777,661 | 787,232 | 1D070T |

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19916

**FERREYROS S.A.A. Y SUBSIDIARIAS**
**Estado de Ganancias y Pérdidas**
**Por los años terminados el 31 de Diciembre de 2003 y 2002**
**(En miles de nuevos soles)**

| Código de Cuenta | | Notas | 2003 | 2002 |
|---|---|---|---|---|
| | **Ingresos Operacionales** | | | |
| 2D0101 | Ventas Netas (ingresos operacionales) | | 771,885 | 688,266 |
| 2D0102 | Otros Ingresos Operacionales | | 5,950 | 18,701 |
| 2D01ST | **Total de Ingresos Brutos** | | **777,835** | **706,967** |
| 2D0201 | Costo de Ventas (Operacionales) | | -579,965 | -504,973 |
| 2D0202 | Otros costos operacionales | | 0 | 0 |
| 2D0203 | **Total Costos Operacionales** | | -579,965 | -504,973 |
| 2D02ST | **Utilidad Bruta** | | **197,870** | **201,994** |
| | **Gastos Operacionales** | | | |
| 2D0302 | Gastos de Ventas | | -77,543 | -79,114 |
| 2D0301 | Gastos de Administración | | -63,537 | -64,395 |
| 2D0303 | Provisión por perdidas por desvalorización de activos | | 0 | 0 |
| 2D03ST | **Utilidad Operativa** | | **56,790** | **58,485** |
| | **Otros Ingresos (gastos)** | | | |
| 2D0401 | Ingresos Financieros | | 17,621 | 24,741 |
| 2D0402 | Gastos Financieros | | -32,879 | -47,695 |
| 2D0406 | Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial | | 0 | 0 |
| 2D0407 | Ganancia o pérdida por instrumentos financieros derivados | | 0 | 0 |
| 2D0403 | Otros Ingresos | | 0 | 0 |
| 2D0404 | Otros Gastos | | -13,944 | -9,247 |
| 2D0408 | Efecto acumulado por cambios en las políticas contables | | 0 | 0 |
| 2D0405 | Resultado por Exposición a la Inflación | | 10,284 | -9,025 |
| 2D04ST | **Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta** | | **37,872** | **17,259** |
| 2D0501 | Participación de los trabajadores corrientes y diferidos | | -4,066 | -2,068 |
| 2D0502 | Impuesto a la Renta corriente y diferido | | -13,262 | -6,580 |
| 2D05ST | **Resultado antes de Gastos Extraordinarios** | | **20,544** | **8,611** |
| 2D0602 | Gastos Extraordinarios (neto de participaciones e impuesto a la renta) | | 0 | 0 |
| 2D06ST | **Resultado antes de Interes Minoritario** | | **20,544** | **8,611** |
| 2D0701 | Interés Minoritario | | 0 | 0 |
| 2D07ST | **Utilidad (Perdida) Neta del Ejercicio** | | **20,544** | **8,611** |
| 2D0801 | Dividendos de acciones Preferentes | | 0 | 0 |
| 2D08ST | **Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes** | | **20,544** | **8,611** |
| 2D0901 | Utilidad (pérdida) básica por acción común | | 0.100000 | 0.042000 |
| 2D0902 | Utilidad (pérdida) básica por acción de inversión | | 0.000000 | 0.000000 |
| 2D0903 | Utilidad (pérdida) diluida por acción común | | 0.000000 | 0.000000 |
| 2D0904 | Utilidad (pérdida) diluida por acción de inversión | | 0.000000 | 0.000000 |

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

**FERREYROS S.A.A Y SUBSIDIARIAS**
**Estado de Cambios en el Patrimonio Neto**
**Por los años terminados el 31 de Diciembre de 2003 y 2002**
(En miles de nuevos soles)

| | Capital | Capital Adicional | Acciones de Inversion | Excedente de Revaluacion | Reserva Legal | Otras Reservas | Resultados Acumulados | Total |
|---|---|---|---|---|---|---|---|---|
| ***Saldos al 1ero. de enero de 2002*** | 179,814 | 46,303 | 0 | 11,766 | 3,864 | 0 | -6,436 | 235,311 |
| 1. Efecto acum. De cambios en políticas contab. y corrección de errores sustanciales | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2. Distribuciones o asignaciones de utilidades efectuadas en el período | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 3. Dividendos y participaciones acordados durante el período | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 4. Nuevos aportes de accionistas | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5. Movimiento de prima en la colocación de aportes y donaciones | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6. Incrementos o disminuciones por fusiones o escisiones | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 7. Revaluación de activos | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 8. Capitalización de partidas patrimoniales | 4,869 | -4,869 | 0 | 0 | 0 | 0 | 0 | 0 |
| 9. Redención de Acc. de Inversión o reducción de capital | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 10. Utilidad (Pérdida) Neta del Ejercicio | 0 | 0 | 0 | 0 | 0 | 0 | 8,611 | 8,611 |
| 11. Otros incrementos o disminuciones de las partidas patrimoniales | 0 | 0 | 0 | 0 | 0 | 0 | -39 | -39 |
| **Saldos al 31 de diciembre de 2002** | **184,683** | **41,434** | **0** | **11,766** | **3,864** | **0** | **2,136** | **243,883** |
| **Saldos al 1ero. de enero de 2003** | 184,683 | 41,434 | 0 | 11,766 | 3,864 | 0 | 2,136 | 243,883 |
| 1. Efecto acum. De cambios en políticas contab. y corrección de errores sustanciales | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2. Distribuciones o asignaciones de utilidades efectuadas en el período | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 3. Dividendos y participaciones acordados durante el período | 0 | 0 | 0 | 0 | 0 | 0 | -2,514 | -2,514 |
| 4. Nuevos aportes de accionistas | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5. Movimiento de prima en la colocación de aportes y donaciones | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6. Incrementos o disminuciones por fusiones o escisiones | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 7. Revaluación de activos | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 8. Capitalización de partidas patrimoniales | 45,327 | -41,434 | 0 | -1,350 | 0 | 0 | -2,543 | 0 |
| 9. Redención de Acc. de Inversión o reducción de capital | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 10. Utilidad (Pérdida) Neta del Ejercicio | 0 | 0 | 0 | 0 | 0 | 0 | 20,544 | 20,544 |
| 11. Otros incrementos o disminuciones de las partidas patrimoniales | 0 | 0 | 0 | 0 | 1,082 | 0 | -933 | 149 |
| **Saldos al 31 de diciembre de 2003** | **230,010** | **0** | **0** | **10,416** | **4,946** | **0** | **16,690** | **262,062** |

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

**FERREYROS S.A.A. Y SUBSIDIARIAS**
**Estado de Flujos de Efectivo**
**Por los años terminados el 31 de Diciembre de 2003 y 2002**
**(En miles de nuevos soles)**

| Código de Cuenta | | Nota | 2003 | 2002 |
|---|---|---|---|---|
| | **ACTIVIDADES DE OPERACIÓN** | | | |
| | **Cobranza (entradas) por:** | | | |
| 3D0101 | Venta de bienes o servicios e ingresos operacionales | | 764,281 | 796,835 |
| 3D0110 | Honorarios y comisiones | | 0 | 0 |
| 3D0103 | Intereses y rendimientos (no incluidos en la actividad de inversión) | | 0 | 0 |
| 3D0111 | Dividendos (no incluidos en la actividad de inversión) | | 0 | 0 |
| 3D0112 | Regalías | | 0 | 0 |
| 3D0104 | Otros cobros de efectivo relativos a la actividad | | 18,301 | 21,708 |
| | **Menos pagos (salidas) por:** | | | |
| 3D0109 | Proveedores de bienes y servicios | | -598,752 | -425,556 |
| 3D0105 | Remuneraciones y beneficios sociales | | -95,981 | -89,410 |
| 3D0106 | Tributos | | -14,948 | -11,944 |
| 3D0107 | Intereses y rendimientos (no incluidos en la actividad de financiamiento) | | 0 | 0 |
| 3D0113 | Regalías | | 0 | 0 |
| 3D0108 | Otros Pagos de efectivo relativos a la actividad | | -18,842 | -23,150 |
| | **Aumento (Disminución) del Efectivo y Equivalente de Efectivo** | | | |
| 3D01ST | **Provenientes de Actividades de Operación** | | **54,059** | **268,483** |
| | **ACTIVIDADES DE INVERSIÓN** | | | |
| | **Cobranza (entradas) por:** | | | |
| 3D0201 | Venta de valores e inversiones permanentes | | 36,203 | 1,043 |
| 3D0209 | Prestamos a vinculadas | | 0 | 0 |
| 3D0202 | Venta de inmuebles, maquinaria y equipo | | 2,341 | 9,973 |
| 3D0203 | Venta de activos intangibles | | 0 | 0 |
| 3D0210 | Intereses y rendimientos | | 0 | 0 |
| 3D0211 | Dividendos | | 0 | 0 |
| 3D0204 | Otros cobros de efectivo relativos a la actividad | | 14 | 3,424 |
| | **Menos pagos (salidas) por:** | | | |
| 3D0205 | Compra de valores e inversiones permanentes | | -412 | -166 |
| 3D0212 | Prestamos otorgados a vinculadas | | 0 | 0 |
| 3D0206 | Compra de inmuebles, maquinaria y equipo | | -9,322 | -16,162 |
| 3D0207 | Compra y desarrollo de activos intangibles | | 0 | 0 |
| 3D0208 | Otros pagos de efectivo relativos a la actividad | | 0 | -190 |
| | **Aumento (Disminución) del Efectivo y Equivalente de Efectivo** | | | |
| 3D02ST | **Provenientes de Actividades de Inversión** | | **28,824** | **-2,078** |
| | **ACTIVIDADES DE FINANCIACION** | | | |
| | **Cobranza (entradas) por:** | | | |
| 3D0307 | Aumento de sobregiros bancarios | | 0 | 0 |
| 3D0308 | Aumento de prestamos bancarios | | 0 | 0 |
| 3D0301 | Emisión de acciones o nuevos aportes | | 0 | 0 |
| 3D0309 | Venta de acciones en tesorería | | 0 | 0 |
| 3D0302 | Recursos obtenidos por emisión de valores u otras obligac. Largo plazo | | -33,083 | -43,132 |
| 3D0303 | Otros cobros de efectivo relativos a la actividad | | -34,922 | -111,590 |
| | **Menos pagos (salidas) por:** | | | |
| 3D0312 | Amortización o pago de sobregiros bancarios | | 0 | 0 |
| 3D0313 | Amortización o pago de préstamos bancarios | | 0 | 0 |
| 3D0304 | Amortización o cancelación de valores u otras obligaciones de largo plazo | | -18,341 | -98,417 |
| 3D0310 | Recompra de acciones propias (acciones en tesorería) | | 0 | 0 |
| 3D0311 | Intereses y rendimientos | | 0 | 0 |
| 3D0305 | Dividendos | | -2,492 | 0 |
| 3D0306 | Otros pagos de efectivo relativos a la actividad. | | 0 | 0 |
| | **Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes** | | | |
| 3D03ST | **de Actividades de Financiamiento** | | **-88,838** | **-253,139** |
| 3D0401 | **Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo** | | **-5,955** | **13,266** |
| 3D0402 | Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio | | 37,084 | 32,843 |
| 3D0403 | Resultado por Exposición a la Inflación | | 10,284 | -9,025 |

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

| | | | |
|---|---|---|---|
| 3D04ST | **Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio** | **41,413** | **37,084** |
| | **CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN** | | |
| 3D05ST | Utilidad (Pérdida) neta del Ejercicio | 20,544 | 8,611 |
| | **Más :** | | |
| 3D0601 | Ajustes a la Utilidad (Pérdida) del Ejercicio | 0 | 0 |
| 3D0609 | Provisión de cuentas de cobranza dudosa | 0 | 0 |
| 3D0610 | Provisión por desvalorización de existencias | 0 | 0 |
| 3D0611 | Provisión por fluctuación del valor de los valores e inversiones | 0 | 0 |
| 3D0612 | Depreciación del ejercicio | 33,493 | 38,813 |
| 3D0613 | Provisión por pérdida en el valor de uso de los activos | 0 | 0 |
| 3D0614 | Amortización y castigo de activos intangibles | 0 | 0 |
| 3D0615 | Provisión para protección del medio ambiente | 0 | 0 |
| 3D0616 | Amortización de otros activos | 0 | 0 |
| 3D0604 | Provisiones diversas | 19,243 | 25,018 |
| 3D0606 | Pérdida en venta de valores e inversiones permanentes | 0 | 0 |
| 3D0617 | Pérdida en venta de inversiones en inmuebles | 84 | -1,000 |
| 3D0605 | Pérdida en venta de inmuebles, maquinaria y equipo | 0 | 0 |
| 3D0618 | Pérdida en venta de activos intangibles | 0 | 0 |
| 3D0619 | Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo | 0 | 0 |
| 3D0620 | Impuesto a la renta y participación de los trabajadores diferidos | 0 | 0 |
| 3D0621 | Efecto acumulado por cambios en las políticas contables | 0 | 0 |
| 3D0607 | Pérdida por activos monetarios no corrientes | 0 | 0 |
| 3D0608 | Otros | 22,458 | 34,718 |
| | Menos: | | |
| 3D0701 | Ajustes a la Utilidad (Pérdida) del Ejercicio | 0 | 0 |
| 3D0703 | Utilidad en venta de valores e inversiones permanentes | 0 | 0 |
| 3D0706 | Utilidad en venta de inversiones en inmuebles | 0 | 0 |
| 3D0702 | Utilidad en venta de inmuebles, maquinaria y equipo | 0 | 0 |
| 3D0707 | Utilidad en venta de activos intangibles | 0 | 0 |
| 3D0704 | Resultado por Exposición a la Inflación | -10,284 | 9,025 |
| 3D0708 | Impuesto a la renta y participación de los trabajadores diferidos | 0 | 0 |
| 3D0705 | Ganancia por pasivos monetarios no corrientes | 0 | 0 |
| 3D0709 | Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo | 0 | 0 |
| 3D0710 | Efecto acumulado por cambios en las políticas contables | 0 | 0 |
| 3D0711 | Otros | 0 | 0 |
| | **CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS** | | |
| 3D0801 | (Aumento) Disminución de Cuentas por Cobrar Comerciales | -36,932 | 37,761 |
| 3D0802 | (Aumento) Disminución de Cuentas por Cobrar a Vinculadas | 0 | 0 |
| 3D0803 | (Aumento) Disminución de Otras Cuentas por Cobrar | -22,531 | 5,671 |
| 3D0810 | (Aumento) Disminución de Activos por Instrumentos Financieros Derivados | 0 | 0 |
| 3D0804 | (Aumento) Disminución en Existencias | 41,768 | 66,057 |
| 3D0805 | (Aumento) Disminución en Gastos Pagados por Anticipado | 1,726 | 101 |
| 3D0806 | Aumento (Disminución) de Cuentas por Pagar Comerciales | -12,117 | 71,024 |
| 3D0807 | Aumento (Disminución) de Cuentas por Pagar a Vinculadas | 0 | 0 |
| 3D0809 | Aumento (Disminución) de Otras Cuentas por Pagar | -3,393 | -27,316 |
| 3D0811 | Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados | 0 | 0 |
| 3D08ST | **Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación** | **54,059** | **268,483** |
| | **PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO** | | |
| 3D0901 | Ajuste de ejercicios anteriores | 0 | 0 |
| 3D0902 | Bienes adquiridos en operaciones de arrendamiento financiero | 0 | 0 |
| 3D0903 | Compensación de pasivos corrientes | 0 | 0 |
| 3D0904 | Compensación de pasivos no corrientes | 0 | 0 |
| 3D0905 | Capitalización de acreencias u obligaciones | 0 | 0 |
| 3D0906 | Revaluación de activos | 0 | 0 |
| 3D0907 | Aportes de capital en bienes | 0 | 0 |

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

**FERREYROS S.A.A. Y SUBSIDIARIAS**
**Distribucion de Capital**

| Codigo | Descripcion | Numero de accionistas | Participacion de Acciones<br>Ingresar los datos con 2 decimales sin considerar el punto decimal<br>Ejemplo 1: si se quiere mostrar 2.00 % , digitar 200<br>Ejemplo 2: si se quiere mostrar 0.01 % ingresar 1<br>Ejemplo 3: si se quiere mostrar 99.99% ingresar 9999 |
|---|---|---|---|
| C000 | Menos de 0.20% | | |
| C001 | De 0.20 al 1 % | 792 | 1659 |
| C005 | De 1.01 al 5 % | 12 | 4004 |
| C010 | De 5.01 al 10 % | 3 | 2154 |
| C020 | De 10.01 al 20 % | 2 | 2183 |
| C030 | De 20.01 al 30 % | | |
| C040 | De 30.01 al 40 % | | |
| C050 | De 40.01 al 50 % | | |
| C060 | De 50.01 al 60 % | | |
| C070 | De 60.01 al 70 % | | |
| C080 | De 70.01 al 80 % | | |
| C090 | De 80.01 al 90 % | | |
| C100 | De 90.01 al 100 % | | |

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

**FERREYROS S.A.A. Y SUBSIDIARIAS**
**Personal**

| Codigo | Descripción | Numero de Personal | | | |
|---|---|---|---|---|---|
| | | Inicial | Ingresaron | Retirados | Final |
| P010 | FUNCIONARIOS (Directivos, gerentes, Subgerentes) | 41 | 6 | 2 | 45 |
| P020 | PERSONAL PERMANENTE EMPLEADOS | 662 | 66 | 5 | 723 |
| P030 | PERSONAL PERMANENTE OBREROS | 745 | 104 | 1 | 848 |
| P040 | PERSONAL CONTRATADO EMPLEADOS | | | | |
| P050 | PERSONAL CONTRATADO OBREROS | | | | |

ferreyros s.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

**FERREYROS S.A.A. Y SUBSIDIARIAS**
**Auditor Independiente**

| Matrícula de la Sociedad de Auditoría del CCP | Nombre de la Sociedad de Auditoría | Nombre del que firma el Dictamen (Apellidos y Nombres) | Calificación de Dictamen |
|---|---|---|---|
| 046A | Dongo-Soria Gaveglio y Asociados Sociedad Civil | Horna Montoya Felix U | L |
| Ejemplo:<br>AIB3C3D4 | Ejemplo:<br>Valencia Del Barco Suarez y Asociados | Ejemplo:<br>Perez Gutierrez Hipolito | **L** si el dictamen es Limpio<br>**S** si el dictamen es con Salvedades<br>**N** si el dictamen es con opinión Negativa<br>**D** si el dictamen es con Denegación de opinión |
| **Llenar los datos en la parte sombreada de verde** | | | |

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

**FERREYROS S.A.A. Y SUBSIDIARIAS**
**Consistencia de los Estados Financieros**

| BALANCE GENERAL | 2003 | 2002 |
|---|---|---|
| Total Activo IGUAL a: | 777,661 | 787,232 |
| - Interes Minoritario MAS | 0 | 0 |
| - Total Pasivo+Patrimonio | 777,661 | 787,232 |
| **Consistencia: ==>** | | |

| ESTADO DE PERDIDAS Y GANANCIAS | 2003 | Consistencia | 2002 | Consistencia |
|---|---|---|---|---|
| **Rubros que deben ser POSITIVOS** | | | | |
| Ventas Netas (ingresos operacionales) | 771,885 | | 688,266 | |
| Otros Ingresos Operacionales | 5,950 | | 18,701 | |
| Ingresos Financieros | 17,621 | | 24,741 | |
| Otros Ingresos | 0 | | 0 | |
| **Rubros que deben ser NEGATIVOS** | | | | |
| Costo de Ventas (Operacionales) | -579,965 | | -504,973 | |
| Otros costos operacionales | 0 | | 0 | |
| Gastos de Ventas | -77,543 | | -79,114 | |
| Gastos de Administración | -63,537 | | -64,395 | |
| Provisión por perdidas por desvalorización de activos | 0 | | 0 | |
| Gastos Financieros | -32,879 | | -47,695 | |
| Otros Gastos | -13,944 | | -9,247 | |
| Gastos Extraordinarios (neto de participaciones e impuesto a la renta) | 0 | | 0 | |

| ESTADO DE CAMBIOS EN EL PATRIMONIO NETO | Capital | Capital adicional | Acciones de inversión | Resultados no Realizados | Excedente de Revaluación | Reserva Legal | Otras Reservas | Resultados Acumulados | Efecto acumulado por Reexpresión a moneda extranjera |
|---|---|---|---|---|---|---|---|---|---|
| Saldos iniciales de Estado de Cambios del periodo actual IGUALES a: | 184,683 | 41,434 | 0 | 0 | 11,766 | 3,864 | 0 | 2,136 | 0 |
| Saldos del Balance General del periodo anterior | 184,683 | 41,434 | 0 | 0 | 11,766 | 3,864 | 0 | 2,136 | 0 |
| **Consistencia :==>** | | | | | | | | | |
| Saldos finales del Estado de Cambios del periodo actual IGUALES a: | 230,010 | 0 | 0 | 0 | 10,416 | 4,946 | 0 | 16,690 | 0 |
| Saldos del Balance General del periodo actual | 230,010 | 0 | 0 | 0 | 10,416 | 4,946 | 0 | 16,690 | 0 |
| **Consistencia :==>** | | | | | | | | | |

| | 2003 | 2002 |
|---|---|---|
| Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios IGUAL a: | 20,544 | 8,611 |
| Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas | 20,544 | 8,611 |
| **Consistencia :==>** | | |

| ESTADO DE FLUJOS DE EFECTIVO<br>Conciliación del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operación | 2003 | 2002 |
|---|---|---|
| Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo IGUAL a: | 20,544 | 8,611 |
| Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas | 20,544 | 8,611 |
| **Consistencia :==>** | | |
| | **2003** | **2002** |
| Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación IGUAL a: | 54,059 | 268,483 |
| Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación | 54,059 | 268,483 |
| **Consistencia :==>** | | |

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915